Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Montag, Thomas Kell	1474696	Individual	Director & Chief Executive Officer	09/2015	Less than 5	Y	N
Gallo, Fabrizio	4529600	Individual	Director	01/2016	Less than 5	Y	N
~~Caccamise, William Charles Jr~~Rae, Glen Alexander	~~2547189~~6300829	Individual	Chief Legal Officer	~~09~~08/~~2015~~2019	Less than 5	N	N
Gallinek, Wilfred Eric	4669008	Individual	Chief Compliance Officer/Broker-Dealer	09/2015	Less than 5	N	N
Guardino, Joseph Anthony Jr	2907957	Individual	Chief Operations Officer & FINOP	09/2015	Less than 5	N	N
~~Applebaum, Lizbeth Nelle~~Alam, Syed Faruqe	~~6172247~~2394838	Individual	Chief Financial Officer	~~07~~09/~~2017~~2019	Less than 5	N	N
Smith, Andrea Bradley	6938616	Individual	Outside Director	04/2018	Less than 5	Y	N
Cartaina, John Andrew	6558455	Individual	Chief Compliance Officer/Registered Investment Adviser	02/2018	Less than 5	N	N